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                                 January 7, 2009



SENT VIA FACSMILE (202) 772-9202
AND VIA EDGAR AS CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Joseph A. Foti and Lyn Shenk

         Re:      Jaspers + Hall, PC / Smoky Market Foods, Inc.

Dear Mr. Foti and Ms. Shenk,

         We are writing in response to your letter dated December 23, 2008 (your "Letter") on behalf of Smoky Market Foods, Inc. (the "Company"). Our response is preceded by a bolded restatement of your comment.

1. YOUR MOST RECENT FILING ON FORM 10-K INCLUDES FINANCIAL STATEMENTS AUDITED BY JASPERS + HALL, PC. ON OCTOBER 21, 2008, THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD ("PCAOB") REVOKED THE REGISTRATION OF JASPERS + HALL BECAUSE OF DEFICIENCIES IN THE CONDUCT OF CERTAIN OF ITS AUDITS AND ITS PROCEDURES. YOU CAN FIND A COPY OF THE ORDER AT HTTP://WWW.PCAOBUS.ORG/ENFORCEMENT/DISCIPLINARY_PROCEEDINGS/2008/10-21_
         JASPERS.PDF.

         AS JASPERS + HALL IS NO LONGER REGISTERED WITH THE PCAOB, YOU MAY NOT INCLUDE ITS AUDIT REPORTS IN YOUR FILINGS WITH THE COMMISSION. IF JASPERS + HALL AUDITED A YEAR THAT YOU ARE REQUIRED TO INCLUDE IN YOUR FILINGS WITH THE COMMISSION, YOU SHOULD HAVE A FIRM THAT IS REGISTERED WITH THE PCAOB RE-AUDIT THAT YEAR.

         IN PROVIDING THE INFORMATION THAT ITEM 304 OF REGULATION S-K REQUIRES, PLEASE INDICATE THAT THE PCAOB HAS REVOKED THE REGISTRATION OF YOUR PRIOR AUDITOR, JASPER'S + HALL. WHILE THIS SITUATION IS NOT SPECIFICALLY DESCRIBED IN THE ITEM 304 DISCLOSURE REQUIREMENTS, WE BELIEVE IT IS MATERIAL INFORMATION THAT SHOULD BE DISCLOSED. IF YOU PREVIOUSLY EXPLAINED THE REGISTRATION REVOCATION IN YOUR ITEM 4.01 FORM 8-K, YOU DO NOT NEED TO REPEAT THIS DISCLOSURE IN YOUR FORM 10-K.


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Securities and Exchange Commission
January 7, 2009
Page 2

         WE WILL NOT BE ABLE TO DECLARE A REGISTRATION STATEMENT EFFECTIVE THAT INCLUDES AN AUDIT REPORT SIGNED BY JASPERS + HALL.

         PLEASE ADVISE US AS TO HOW YOU INTEND TO ADDRESS THIS MATTER BY NO LATER THAN JANUARY 9, 2009. IF YOU HAVE ANY QUESTIONS, I CAN BE REACHED AT 202-551-3816 OR, IN MY ABSENCE, YOU MAY ALSO CONTACT LYN SHENK AT 202-551-3380.


         By this letter we acknowledge receipt of your Letter and advise you as to the steps that the Company has taken and is taking to address this matter. On December 1, 2008, the Company filed a Current Report on Form 8-K in which it included Item 4.01 disclosure with respect to the termination of Jaspers + Hall ("Jaspers") as its auditor because the firm's registration with the PCAOB had been revoked. On December 22, 2008, the Company filed a Current Report on Form 8-K in which it included Item 4.01 disclosure with respect to its engagement of Moore & Associates, Chartered ("Moore & Associates") as its independent public accountant. The Company has also filed with the Commission an amended Quarterly Report on Form 10-Q/A for the period ended September 30, 2008, amended to clarify that the financial statements and related notes contained therein were not reviewed by an accountant that is registered with the PCAOB (with the intent of filing a subsequent amendment after such financials are reviewed by Moore & Associates).

         Based upon the position stated in your Letter, the Company intends to have Moore & Associates (a) review its interim financial statements and related notes included in its Form 10-Q for the period ended September 30, 2008 and file an additional amendment to such Form 10-Q following such review, and (b) cause Moore & Associates to audit all financial statements to be included in its Form 10-K for the period ended December 31, 2008 (including those previously audited by Jaspers). The Company does not intend to rely on any financial statements audited by Jaspers in such Form 10-K or with respect to any future registration statements.

         If you have any questions or comments regarding this request, please contact me.


                                             Very truly yours,

                                             /s/ Bryan T. Allen

                                             Bryan T. Allen
                                             Parr Brown Gee & Loveless, PC

cc: Eddie Feintech
    Shane Campbell